FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Barth, John M.	2. Issuer Name and Ticker or Trading Symbol Johnson Controls, Inc. JCI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) President and Chief Executive Officer
(Last) (First) (Middle) 5757 N. Green Bay Ave. P.O. Box 591	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 20, 2002
(Street) Milwaukee, WI 53201-0591		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								4,719	I	By 401(k) Plan Trust
Preferred Stock Series D								1,141	I	By 401(k) Plan ESOP Trust
Common Stock								84,164.041	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units/Excess Benefit Plan-Common	1-for-1							(1)	(2)	Common Stock	3,466		3,466	D
Phantom Stock Units/Excess Benefit Plan-Preferred	1-for-1							(3)	(4)	Preferred Stock Series D	3,844		3,844	D
Phantom Stock Units/LTPP	1-for-1							(5)	(6)	Common Stock	13,241		13,241	D
Phantom Stock Units/Restricted Stock Grant	1-for-1							(7)	(8)	Common Stock	25,303.1		25,303.1	D
Stock Option	$58.4063							11/17/01	11/17/09	Common Stock	75,000		75,000	D
Stock Option	$56.8438							11/15/02	11/15/10	Common Stock	150,000		150,000	D
Stock Option	$80.23							11/14/03	11/14/11	Common Stock	100,000		100,000	D
Stock Option	$80.595	11/20/2002		A		175,000		11/20/04(9)	11/20/12	Common Stock	175,000		175,000	D

Explanation of Responses:

(1) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(2) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(3) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(4) The phantom stock units were accrued under the Johnson Controls Equalization 401(k) Benefit Plan and are to be settled 100% in cash upon the reporting person's retirement.
(5) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(6) The phantom stock units were accrued under the Johnson Controls Long-Term Performance Plan and are to be settled 100% in cash upon the reporting person's retirement.
(7) The restricted phantom stock units were awarded under the Johnson Controls Executive Deferred Compensation Plan. The restricitve period ends on 1/2/2004 and 1/2/2006 in 50% increments. The units are to be settled 100% in cash upon the reporting person's retirement.
(8) The restricted phantom stock units were awarded under the Johnson Controls Executive Deferred Compensation Plan. The restricitve period ends on 1/2/2004 and 1/2/2006 in 50% increments. The units are to be settled 100% in cash upon the reporting person's retirement.
(9) The options become exercisable two years after the grant date in 50% increments on 11/20/04 and 11/20/05.

By: /s/ Arlene D. Gumm Attorney-In-Fact for John M. Barth **Signature of Reporting Person	11/22/2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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